UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

WCA Waste Corporation
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
92926K103
(CUSIP Number)
Julie S. Krupala, 2828 Routh Street, Suite 500, Dallas, Texas 75201 (214) 849-9800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92926K103

1	NAMES OF REPORTING PERSONS William P. Esping

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A

	7	SOLE VOTING POWER

NUMBER OF		61,303

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		468,105

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,303

WITH	10	SHARED DISPOSITIVE POWER

		468,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	William P. Esping: 529,408

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	[IN]

CUSIP No.	92926K103

1	NAMES OF REPORTING PERSONS WPE Kids Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

WPE Kids Partners, L.P.: -0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

[PN]

CUSIP No.	92926K103

1	NAMES OF REPORTING PERSONS WPE Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

WPE Holdings, Inc.: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

[CO]

CUSIP No.	92926K103
Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of WCA Waste Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One Riverway, Suite 1400, Houston, Texas 77056.
Item 2. Identity and Background.
This Schedule 13D is being filed jointly by the following persons: (i) William P. Esping, (ii) WPE Kids Partners, L.P., and (iii) WPE Holdings, Inc. (collectively, the “Reporting Persons”). The principal office of each Reporting Person is 2828 Routh Street, Suite 500, Dallas, Texas 75201. The principal business of each Reporting Person is the management and ownership of various investments.
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Esping is a citizen of the United States of America. WPE Kids Partners, L.P. is a limited partnership formed in the State of Texas. WPE Holdings, Inc. is a corporation formed in the State of Texas, which is the general partner of WPE Kids Partners, L.P.
The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each Reporting Person expressly disclaims the existence of a group. The Reporting Persons have no agreement or understanding among themselves with respect to the voting of the shares of Common Stock acquired by them or with respect to the acquisition of any shares of Common Stock.
Item 3. Source and Amount of Funds or Other Consideration.
Effective May 9, 2005, each of (i) WCA Partners, L.P., (ii) EFO Co-Investment Partners, (iii) EFO Holdings, L.P. and (iv) Kathryn Esping Agency, GP (each, a “Distributing Partnership” and collectively, the “Distributing Partnerships”) distributed all shares of Common Stock held by such Distributing Partnership to its partners, pro rata in accordance with its partners’ respective partnership interests in the such Distributing Partnership (collectively, the “Distributions”). As a result of the Distributions, the Reporting Persons acquired voting and investment control over certain shares of Common Stock distributed to the partners from the Distributing Partnerships, necessitating the filing of this Schedule 13D. No funds were used to acquire the Common Stock distributed to the partners.
Item 4. Purpose of Transaction.
The purpose of the transaction was to cause each partner in a Distributing Partnership, to acquire direct ownership of such partner’s pro-rata share of Common Stock owned by such Distributing Partnership immediately prior to the Distribution. Each Reporting Person acquired the Common Stock for investment purposes.
On October 28, 2009, JBJ Lending Company (“JBJ”) and Eminence Interests, LP (“Eminence”), together with two other related entities, entered into three separate option agreements by which they granted the Options (as defined below), as reported in Item 5(c). The shares of Common Stock owned by JBJ and Eminence are beneficially owned by Mr. Esping. If the Options are exercised in full, then JBJ and Eminence will no longer own any shares of Common Stock.

CUSIP No.	92926K103
As of the date of this Schedule 13D, no Reporting Person has any plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4(b) through 4(j).
Item 5. Interest in Securities of the Issuer.
(a) and (b) See items (7) through (11) and (13) of the cover pages. The percentage of outstanding shares of the Common Stock listed on Item 13 of the cover pages with respect to the Reporting Persons is based upon there being 16,497,686 shares of Common Stock outstanding as reported in the Company’s most recent Form 10-Q filed with the SEC on October 30, 2009. William P. Esping holds sole ultimate voting and investment control over all shares of Common Stock owned by WPE Kids Partners, L.P. and WPE Holdings, Inc. William P. Esping is one of four co-trustees of the Esping Marital Deduction Trust No. 2 (the “Trust”), which is the sole owner of JBJ. The trustees share voting and investment control over the 468,105 shares of Common Stock controlled by the Trust, which are owned directly by JBJ. A consensus of three of the four trustees is required to take action with respect to the Trust, including the disposition of any shares owned by JBJ.
(c) Effective October 28, 2009, Mr. Esping and WPE Kids Partners, L.P. completed a series of related private sales of shares of Common Stock, pursuant to eight separate transactions in which (i) Mr. Esping sold an aggregate 42,154 shares of Common Stock and (ii) WPE Kids Partners sold an aggregate 1,296,468 shares of Common Stock to certain private party purchasers, at a price of $4.00 per share. The shares sold by WPE Kids Partners, L.P. were all of the shares owned by that partnership. In connection with the foregoing sales, JBJ and Eminence, together with two other related entities, entered into three separate option agreements by which all of them collectively granted to the noted optionees three separate options to purchase up to 1,120,014 shares of Common Stock, in whole or in part, for an exercise price of $4.25 per share (the “Options”). The Options may be exercised at any time on or before December 24, 2009, subject to their terms. The shares subject to the Options include 56,529 shares owned by Eminence, and 468,105 shares owned by JBJ, which reflect all of the shares of Common Stock owned by those entities. If the Options were exercised in full on the date of this filing, then Mr. Esping would beneficially own 4,774 shares of Common Stock, which are owned by entities controlled by him. The foregoing descriptions of the Options and the related option agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, which are incorporated by reference as exhibits to this Schedule 13D.
(d) None, other than the Reporting Persons.
(e) The Reporting Persons ceased owning more than five percent of the outstanding shares of Common Stock on October 28, 2009.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Effective on October 28, 2009, the shares of Common Stock owned by Eminence and JBJ, all of which are beneficially owned by Mr. Esping, become subject to the Options.

CUSIP No.	92926K103
Item 7. Material to be Filed as Exhibits.
99.1 Joint Filing Agreement
99.2 Option Agreement by and among Joseph E. LoConti, Daniel J. Clark and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005 and William P. & Heather H. Esping Children’s Trust, JBJ Lending Company, JEK Sep/Property, LP and Eminence Interests, LP
99.3 Option Agreement by and among Frank Antonacci and William P. & Heather H. Esping Children’s Trust, JBJ Lending Company, JEK Sep/Property, LP and Eminence Interests, LP
99.4 Option Agreement by and among Donald A. Sanders and William P. & Heather H. Esping Children’s Trust, JBJ Lending Company, JEK Sep/Property, LP and Eminence Interests, LP

CUSIP No.	92926K103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009
(Date)

/s/ William P. Esping
William P. Esping

WPE KIDS Partners, L.P.
By:	WPE Holdings, Inc.
Its:	General Partner

By:	/s/ Ballard O. Castleman
	Name:	Ballard O. Castleman
	Its:	President

WPE HOLDINGS, INC.
By:	/s/ Ballard O. Castleman
	Name:	Ballard O. Castleman
	Its:	President